BANCROFT CAPITAL, LLC

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXPEMPTION PROVISIONS OF SEC RULE 15c3-3

We as the management of Bancroft Capital, LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

- The Company claims exemption from the provisions of SEC Rule 15c3-3 under sub-paragraph (k)(2(ii);

- For the year ended December 31, 2019, the Company has met the identified exemption provision without exception.

Colleen M. Lindh
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Colleen M. Lindh
Chief Compliance Officer